Mail Stop 4561

      June 29, 2006

Andrew D. Ory
Acme Packet, Inc.
71 Third Avenue
Burlington, Massachusetts 01803

Re:	Acme Packet, Inc.
	Form S-1
      Filed June 2, 2006
	File No. 333-134683

Dear Mr. Ory,

       We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. For example, you provide neither the number of shares to be offered nor the number of shares to be sold by selling stockholders on the cover. Fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit. See Section II.A.7 of SEC Release 33-6714. Also, confirm that you have not circulated copies of the registration statement and will not circulate until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in Reliance upon Rule 430A. See Item 501(b)(3) of Regulation S-K.
3. To the extent applicable, please provide any artwork or graphics that you intend to use. Provide us with sufficient time to review and comment on these graphics. Inside front cover graphics should be clear illustrations of your product or business with concise language describing the illustrations. See Corporation Finance Current Issues
Outline, March 31, 2001 Quarterly Update, Section VIII.
4. Please supplementally confirm that you do not intend to have a directed share program.
5. Throughout your prospectus, you use abbreviations such as SBC, PSTN, IMS, SIP and MGCP. This requires the reader to learn a new vocabulary in order to understand your disclosure. In addition, there may be a likelihood of confusion with proprietary corporate names in your industry, such SBC. Please revise to reduce the use of abbreviations.

Prospectus Summary, page 1
6. Please provide support for your belief, in this summary and in other parts of your prospectus, that Acme is a "leading provider of session border controls." Additionally, expand to state concisely the basis on which the leadership claim is made. In your response tell us how you compare to your competitors in quantitative terms and consider appropriate disclosure in this respect.
7. We note your reference to "service providers" on page 1 and throughout your prospectus. Please revise to describe the type of service providers. Also, it may be helpful to the reader to provide examples to illustrate the "service providers" that use your products.

Risk Factors, page 7

General
8. Many of your risk factors could apply to any issuer or to any offering. The following risk factors could apply to any issuer in your industry and even in other industries. You should relocate the discussion of these risks to the body of the prospectus or revise these risk factors, including their subheadings and discussions, to clearly explain how they specifically apply to your particular industry, company or offering. The following risk factors are examples of the type that you should consider relocating or revising:

* The market for SBCs is competitive and continually evolving . .
..;

* If we do not timely deliver new and enhanced products . . .;

* The loss of key personnel . . .;

* We will incur significant increased costs as a result of operating as a public company; and

* Our ability to compete and the success of our business could be jeopardized . . . .
9. Please revise your risk factor subheadings and the narrative that
follows to avoid the generic conclusions that you reach in many of your risk factors that the risk discussed would: 1) adversely affect your operating results or business, 2) cause your financial
results
or operating results to suffer or 3) harm your business.  You should
replace this and other similar language with specific disclosure of
how your business, operations and/or financial conditions would be affected and the resulting risk to investors. For example, but without limitation, revise the risk factors, "[i]f our products do not interoperate with our customers` existing networks, our operating results will be harmed" and "[b]ecause we derive all of our
revenue
from service providers, our operating results will suffer . . . ."

The unpredictability of our quarterly results..., page 7
10. To the extent that any of the factors identified on page 8 poses a material risk, you should discuss these in greater detail. For example, please discuss the seasonal effects you have experienced in the past and how this has affected your results from operations. In this regard, we note that you had positive income from operations in the first quarter of 2005, but ended with a net loss from operations for the 2005 fiscal year. To the extent these results were due to seasonal factors, please discuss in greater detail.
We depend on a limited number of customers . . ., page 8
11. To better express the magnitude of the risk, please expand your risk factor to discuss your relationship with the customers that you are dependent upon. For example, you should explain whether you have entered into any agreements or contractual arrangements with the customers that make up greater than 10 percent of your consolidated revenues. See page F-13 to your consolidated financial statements.
For example, briefly explain any risks that result from the nature of the relationships with your customers, including any minimum purchase requirements, requirements that your customers purchase product exclusively or on a preferential basis and any other risks that result from your relationship with a limited number of customers that make up a substantial portion of your revenue.

Our success depends in large part on continued migration to an IP network . . ., page 11
12. Please revise your risk factor subheading to disclose the risk that results because Acme is dependent upon continued migration to an
IP network.

We rely on distribution partners to assist in selling our products
..
.. ., page 13
13. To better explain the magnitude of the risk, please expand your risk factor to better explain Acme`s relationship with its distribution partners. In this regard, disclose the contractual nature of Acme`s relationship its distribution partners, including whether Acme has entered into any agreements with the referenced distribution partners and the general terms under which the agreements have been established. Also, to the extent applicable, revise to disclose whether you are dependent upon one or more distribution partners and the risks that result from your dependence.
Finally, please provide us with an analysis as to whether any agreements with the referenced distribution partners should be filed pursuant to Item 601 of Regulation S-K.

We purchase component parts used in our products from single or limited sources . . ., page 18
14. We note that you are dependent upon a single, or in some cases, limited sources for your key components. Other than Applied Micro Circuits, please identify the manufacturers that you are dependent upon for your key components. Also, although we understand you do not have long-term supply contracts with any of your component suppliers, you should revise your disclosure to explain the relationship you do have with Applied Micro Circuits and your other suppliers to better illustrate the magnitude of the risk. Have you entered into any short-term supply contract? If so, what are the terms of these arrangements? Are you required to make minimum purchases from these suppliers? To the extent that you have material agreements with your suppliers, please file them as exhibits. See
Item 601(b)(10) of Regulation S-K. Also, your "Business" section on page 68 should be expanded to include a discussion regarding Acme`s reliance upon a single or limited sources of your key components.

We may undertake acquisitions to further expand our business . .
..,
page 19
15. Please revise to disclose whether you have any plans, proposals or arrangements to acquire businesses, technologies or services.
If
so, please describe.

We have broad discretion in the use of our net proceeds . . ., page
21
16. Please revise the text of this risk factor and your "Use of Proceeds" section to also address whether your business plan calls for expansion or increases in expenditures and the extent to which funding from the offering is expected to be used to fund the increased expenditures you plan.
Use of Proceeds, page 24
17. We note your statement that management will retain broad discretion in the allocation and use of your net proceeds of this offering. Be advised that you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Please revise your disclosure accordingly.
Management`s Discussion and Analysis of Financial Conditions and Results of Operations, page 31

General
18. In the interest of prospective disclosure, please consider revising your MD&A to address the future of the SBC industry and its long term viability. For example, it may be helpful to the reader to explain the potential for SBCs to be integrated with other IP telephony equipment, such as softswitches or routers. Similarly, it may also be helpful to explain the potential consequences of this integration on the industry and more specifically on the company and its financial condition. Further, please consider adding a risk factor to address the future of the SBC industry. See Section III.
A. to Release No. Release No. 34-48960 (December 2003).

Application of Critical Accounting Policies and Use of Estimates, page 34
19. You have essentially repeated your accounting policy descriptions from the financial statements within your Critical Accounting Policies discussion in MD&A. Your discussion in this section is meant to supplement, not duplicate, the descriptions of accounting policies in the footnotes. Within this section you should:

* Identify the types of assumptions that underlie the most significant and subjective estimates;

* Discuss the sensitivity of those estimates to deviation of actual results from your assumptions; and

* Describe circumstances that have resulted in revised assumptions in the past.

Revise your disclosures to provide meaningful insight into the quality and variability of your critical accounting policies. See SEC Release No 33-8040.

Results of Operations, page 39
20. Please expand your disclosure throughout your MD&A with
respect
to the reasons underlying the material changes in financial
statement
line items for each period disclosed. For example, we note the increase in product revenue for the year ended December 31, 2004 compared to the year ended December 31, 2005. Explain the basis for your increase in sales and quantify how sales of new customers and old customers contributed to the increase, respectively. Did Acme introduce new products or services? Did Acme expand its sales to any new geographic areas? Also, expand your discussion regarding the change in your configuration mix and explain how this change resulted in an increase of your selling price and your financial
performance
for the period referenced above. This disclosure should be reconciled with the disclosure that changes in your product configuration mix for the period ended March 31, 2006 resulted in a decrease in the average selling price of your systems and offset the
increase in your product revenue.
21. Please see the immediately preceding comment. Your disclosure should be expanded to provide a materially complete discussion regarding the changes in your revenue internationally for each period disclosed. For example, we note that your international revenue increased by 86% for the period ended December 31, 2005. Please revise to explain with more specificity why there was a material change in the revenue from your international operations. For example, was a material amount of revenues for this period attributable to any individual foreign country? If so, was there a material change in the amount of revenue derived from this
country?
To what extent were changes in international revenue due to the introduction of new products? Were the changes in product configuration mix applicable to your operations internationally?
22. Since the average selling price varied because of changes in product configuration mix, please revise your disclosure for all applicable periods to discuss how the relative prices changed in numerical terms from one period to the next, and quantify the effect of the changes in price on the changes in your revenues.
23. In your discussions of the results of operations, you
sometimes
refer to two or more sources as components that contributed to a material change. Please revise the disclosure throughout your MD&A to quantify the amount of the change that was contributed by each of
the factors or events that you identify. See Section III.D of SEC Release 33-6835. For example, you disclose that the there was a $3.7 million increase in maintenance, support and service revenue for the year ended December 31, 2005. Please revise to quantify the amount of the increase attributable to increased maintenance and support fees and the installation and training revenue, respectively. Similarly, you should individually quantify the increase in International and indirect revenue for the period ended March 31, 2006.
24. Explain with more specificity why your product gross margin increased by 10% from the year ended December 31, 2004 to the year ended December 31, 2005. In this regard, expand your disclosure to explain the circumstances that led to increased revenue generated by your direct sales and your reduced per system costs. Your disclosure should also quantify the increase in direct sales and decrease of indirect sales and the difference in gross margin between the direct sales and indirect sales. Further, in the interest of prospective disclosure, revise to discuss whether you plan to continue increasing your focus on direct sales, as you have done in the fiscal year ended
December 31, 2005 or whether you plan to increase your indirect sales as you have done in the three months ended March 31, 2006. As applicable, similar revisions should be made for other periods discussed and in the disclosure under the subheading, "Gross Margin."
See Item 303(a)(3)(ii) of Regulation S-K.

Selected Quarterly Operating Results, page 50
25. In order to provide a balanced presentation, include your quarterly operating results for the quarters ended in fiscal 2004 or explain why this information is not meaningful.

Liquidity and Capital Resources, page 53
26. Your liquidity and capital resources discussion should be more informative than a simple recitation of the line items in your statement of cash flows. See Release 33-8350. Please revise.
Business, page 57

General
27. Please revise to quantify the dollar amount of backlog orders that are believed to be firm, as of a recent date and as of a corresponding date in the preceding year. If backlog is not material to your operations in your response letter please explain the basis of that conclusion. See Item 101(c)(1)(viii) of Regulation S-K.
28. To better illustrate the differences between a traditional PSTN system and a system dependent upon IP networks and to further explain the interaction between SBCs, IP networks, softswitches, routers and data firewalls, please consider providing flowcharts or similar graphics.
29. Please revise your disclosure so that it may be understood by those not familiar with your industry. For example, further explain the terms Internet Protocol, network borders, Voice over IP and Dos/DDos. Also, expand your disclosure to discuss the difference between wireline, wireless and cable networks and further explain the phrase "to make network borders session aware" on page 62.

Overview, page 57
30. You disclose that SBCs are the only network element currently capable of integrating the control of signaling messages and media flows. Please revise to explain this process and purpose of having
SBCs facilitate the control of messages and media flow. Disclose how this facilitates the delivery of high quality interactive communications.
31. We note your reference to IP Multimedia Subsystem, or IMS. Please revise your disclosure to further explain this concept for the reader. Similarly, your disclosure should also be revised to clarify the meaning of IMS signaling control on page 65.

Technology, page 62
32. You disclose that SBCs compliment rather than replace softswitches, routers and firewalls. Please revise to disclose how the elements listed at the bottom of page 62 complement the existing softswitches, routers and firewalls of an IP network. In this regard, we note that among the five elements that make the network session aware are session routing policy, session signaling service and session security service. Your disclosure should clearly disclose how your SBCs work with each element.

Our Products, page 65
33. We note that your products consist of a software platform and hardware platforms. Please revise to explain whether your software platform and your hardware platforms are sold together or separately.
Also, clarify whether your hardware platforms may be used with software platforms from other SBC software providers.
34. Please revise to explain the difference between integrated and decomposed SBCs.



Distribution Partners, page 67
35. We note that as of March 31, 2006, you had approximately 30 distribution partners. We also note that you have entered into non-exclusive distribution or reseller agreements with distribution partners around the globe. If Acme is materially dependent upon any one distribution partner, please identify the partner, provide a materially complete description of the agreement and file the agreement as an exhibit to this registration statement. If you have not entered into any agreements with your distribution partners, please disclose.

Customers, page 67
36. We note your disclosure on page 68 regarding revenue from customers outside the United States and Canada in 2003, 2004, 2005 and the first three months of 2006. Please expand your disclosure relating to the financial information about geographic areas required by Item 101(d) of Regulation S-K. In this regard, although you may provide a cross-reference to note 10 of your financial statements, which contains financial information about geographic areas, we remind you that you should disclose the revenues attributed to any individual foreign country, if material. See Item 101(d)(1)(C) of Regulation S-K. If you believe that Acme has not received a material amount of revenue from any country outside the United States or Canada, please advise.
37. You disclose that deployments at Global Crossing accounted for 10% of your total revenue in 2003 and that deployments at each of Sprint and Time Warner Cable accounted for more than 10% of your total revenue in 2005. Please reconcile this disclosure with your disclosure on page F-13. In this regard, it appears that there were additional customers whose revenue individually represented 10% or more of the Company`s total revenue for the fiscal years ended 2003,
2004 and 2005 and for the period ended March 31, 2006. Please revise or advise. See Item 101(c)(1)(vii). Tell us why you have not named these customers, but have instead designated them as the letters A through H. Also, please revise to disclose your relationship with these customers. For example, revise to disclose whether Acme has entered into any agreements with a customer it is dependent upon. If so, disclose the material terms of the agreements, including the obligations of each party and the duration of the agreements. Also, include the agreements as exhibits or supplementally advise.

Manufacturing, page 68
38. Please revise to elaborate on your relationship with Jabil Circuit and Tyco Electronics. Although we understand that you do not have written agreements with these manufacturers, please expand your discussion to better explain the arrangements you have with them. Also, further discuss your dependence on these manufacturers. Are all of your products manufactured by Jabil Circuit and Tyco Electronics?

Intellectual Property, page 69
39. You disclose that Acme has been issued three patents, "allowed" three U.S. patents and ten other U.S. provisional and non provisional patent applications. Please revise to explain this disclosure.
In
this regard, you should explain what it means to have three patents
"allowed" and discuss the differences between provisional and non provisional patent applications.

Management, page 71

Summary Compensation Table, page 76
40. We refer you to footnote 1. Please advise of the basis for your belief that commissions received by Mr. DiPalma should be characterized as bonus rather than salary or revise.

Option Grants in Last Fiscal Year, page 76
41. We note that you have no existing trading market for your shares.
With respect to calculating your potential realizable values, please see Instruction 7 to Item 402(c) of Regulation S-K. Please also see
Release 33-6099 and Corp Fin Telephone Interp. J.17, which provide that you may use the mid-point of your initial offering price in lieu of the fair market value at grant date. Unless you use the proposed mid-point initial offering price in computing these amounts, the grant date valuation method should be discussed in a footnote. For dollar values in your option exercise table, please see instruction 1 to Item 402(d) of Regulation S-K.

Principal and Selling Stockholders, page 85
42. Please disclose each selling stockholder that will participate if the underwriters exercise their over-allotment option in full. Also, disclose maximum number of shares offered by each selling shareholder and the proportions in which each selling stockholder will sell additional common stock, if less than all of the over-allotment option is exercised.
43. Please identify the natural person or persons who exercise voting and/or dispositive powers over the shares held of record by those entities not publicly held. For example, identify the natural person or persons who exercise voting and/or dispositive powers over Menlo
Ventures IX, Advanced Technology Ventures VII and Canaan Partners. See Rule 13d-3, Item 507 of Regulation S-K, Interp. I.60 of Telephone

Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of the supplement to the Telephone Interp. Manual (March 1999).

Shares Eligible for Future Sale, Page 92
Lock-Up Agreements, page 93
44. Upon refilling your amendment, please include a form of lock-up agreement as an exhibit.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, pages F-9 and F-10
45. Please clarify the application of EITF 03-5 to your sales arrangements. In this regard, the purpose of this EITF is to determine "whether non-software deliverables" are within the scope of
SOP 97-2, not to define "more than incidental."  Refer to footnote
2
of SOP 97-2. It appears that the hardware element would be the non-software deliverable that should be analyzed under EITF 03-5. Revise your disclosure to clarify the application of EITF 03-5 and to clearly disclose your policy for recognizing revenue from the sale of hardware.
46. With regard to the multiple elements contained in your customer arrangements, identify the elements for which you established VSOE.
For each such element, more fully describe the methodology used to determine VSOE. Indicate the period you first established VSOE. In addition, indicate whether you offer an extended warranty for the hardware component. If so, please explain how you determine its fair value and how you account for this element (i.e., cite the accounting literature).
47. With regard to arrangements for which you provide services to significantly enhance, modify and customize software, describe your revenue recognition policies. Tell us the significance of any such arrangements in each period presented.
48. With regard to the "product-related issued" to which you refer in the second risk factor on page 10, tell us what issues you have historically experienced, how your revenue recognition was impacted and quantify the impact, if material.

Net Income (Loss) Per Share, page F-18
49. We note that you state that the company did not allocate net income to preferred stockholders because the dividend rights only apply "when and as declared by the Board." Tell us how this policy complies with the two-class method as outlined in paragraph 61 of SFAS 128. The paragraph states that the "the two class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings." That is, the two class method allocates the undistributed earnings as if all the undistributed earnings were distributed, whether or not they have been paid out, between common stock and participating securities. See EITF 01-6. Please advise.

Stock-Based Compensation, pages F-14 through F-18
50. Tell us your proposed IPO price, including when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your comment stock.
51. Provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Explain how you evaluated the difference in the sales price of the Series C convertible preferred stock to the estimated fair value of the shares of common stock during that period. In this regard, reconcile the difference and support this difference with objective evidence. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment.
52. Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the Company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.
53. We note your reference here, and on pages 37 and F-31, to third-party valuation specialists in your discussion of the fair value of your common stock. If you choose to refer to third party valuations you should also identify the parties and include the required consents in accordance with Section 436(b) of Regulation C. Alternatively, revise to exclude such references.
54. With regard to the retrospective valuations of your common stock obtained "for these periods" (pages F-37 and 37), clarify to what periods you are referring.
55. We note your disclosure that you engaged an unrelated third-party appraiser to assist management in the reassessment of the estimated fair value of your common stock in light of the expected completion of your initial public offering. Since you did not obtain contemporaneous valuations for certain grant dates performed by an unrelated valuation specialist as defined by the AICPA Practice Aid,
Valuation of Privately-Held-Company Equity Securities Issued as Compensation, tell us and revise to disclose the following information related to issuances of equity instruments:

* Discuss the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock and

* Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated
IPO price or the fair value as determined by a contemporaneous valuation by an unrelated valuation specialist obtained subsequent to the grants but prior to the IPO; and

* Disclose the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.
56. Tell us about the "analysis of reported data for a peer group of companies that issued options with substantially similar terms" used to determine the volatility used in computing share based compensation subsequent to your adoption of SFAS 123(R) and how this data complies with the requirements of paragraphs 23 and A45 - A46.

Part II

Exhibits
57. We note that there are a number of material exhibits to be filed by amendment. We will need sufficient time to process the amendment when the amendments are included. Please understand that the filing of these exhibits may cause us to raise issues on areas not previously commented upon.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tammy Tangen at (202) 551-3443 or Stephen
Krikorian at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Werbitt at (202) 551-3456 or
Anne H. Nguyen, Special Counsel, at (202) 551-3611 with any other questions.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Julio E. Vega, Esquire
	Matthew J. Cushing, Esquire
	Bingham McCutchen LLP
	150 Federal Street
	Boston, Massachusetts 02110

	Mark G. Borden, Esquire
	Mark L. Johnson, Esquire
	Wilmer Cutler Pickering Hale and Dorr LLP
	60 State Street
	Boston, Massachusetts 02109








Andrew D. Ory
Acme Packet, Inc.
June 29, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE